EXHIBIT 89

                     JOINT PRESS RELEASE REQUESTED BY CONSOB

MILANO, 2nd MAY 2007 - Upon request of Consob, Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Sintonia SA confirm that the pre-emptive right in favour of Telefonica on the Telco shares held by Italian shareholders will be subordinated to the pre-emptive rights in favour of the latter. Furthermore, Italian shareholders, before Telefonica may exercise its pre-emptive right, may indicate new primary Italian investors, for whom Telefonica's approval is provided for.

Furthermore, it is hereby confirmed that the governance of Telco will be articulated according to proportionality criteria; it sets forth qualified majorities - the achievement of which implies also the assent of Telefonica - for certain specific, particularly significant transactions, among which those which may change the shareholder structure (spin-offs, mergers and reserved increases in share capital); should such qualified majorities not be reached, a "deadlock" will occur and the relative resolutions will be taken with the majority of votes, without prejudice to the right of dissenting shareholders to exit the shareholder base of Telco via the relevant spin-off. A qualified majority is also required for the determination of Telco's dividend policy (and not of the dividend policy of the Telecom Italia group) which if not reached will not cause a "deadlock". If Telecom Italia intended making divestments abroad exceeding 4 billion euro or closing significant strategic alliances with telecom players, Telefonica, if dissenting, will have the right to exit the shareholder base of Telco via the relevant spin-off.

As concerns the price for Olimpia's entire share capital indicated in 4.1 billion euro, it is confirmed that such price is provisional since Olimpia's net financial position must be considered at the date of the closing of the transaction, which, as already disclosed, will occur after the authorisations and approvals of the competent authorities.

Lastly, the stakes in the capital of Telco as a result of the transaction are confirmed: Assicurazioni Generali 28.1%, Intesa Sanpaolo 10.6%, Mediobanca 10.6%, Sintonia SA 8.4% and Telefonica 42.3%.

Shareholder agreements will be published according to the terms set forth by regulations in force.